Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14d-2 of the
Securities Exchange Act of 1934

Subject Company: Micro Therapeutics, Inc.
Commission File No. 000-06523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

__________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

__________________

Date of Report (Date of earliest event reported):  October 27, 2005

___________________

ev3 Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-51348	32-0138874
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

4600 Nathan Lane North
Plymouth, Minnesota	55442
(Address of Principal Executive Offices)	(Zip Code)

 (763) 398-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02               Results of Operations and Financial Condition.

On October 27, 2005, ev3 Inc. issued a press release announcing its results of operations and financial condition for its fiscal third quarter ended October 2, 2005.  A copy of this press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any filings made by ev3 Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as may be expressly set forth by specific reference in such filing.

Item 9.01               Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.	Description
99.1	Press Release issued October 27, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 27, 2005	ev3 Inc.

	By:	/s/ Patrick D. Spangler
Name: Patrick D. Spangler
Title: Chief Financial Officer and Treasurer

ev3 Inc.

CURRENT REPORT ON FORM 8-K

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

99.1	Press Release issued October 27, 2005	Furnished herewith

Exhibit 99.1

CONTACT:	Patrick D. Spangler, CFO
ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442
(763) 398-7000
pspangler@ev3.net

ev3 Inc. Reports Third Quarter Financial Results

Net Sales Grow by 70% Compared to Year-Ago Period

—Conference Call Scheduled for October 27, 2005 at 9:00 a.m. EDT;

Simultaneous Webcast at www.ev3.net —

Plymouth, MN—October 27, 2005—ev3 Inc. (NASDAQ:  EVVV), a global endovascular device company, reported today its financial results for its fiscal third quarter ended October 2, 2005.

As reported on October 5, 2005, ev3’s net sales in the third quarter of 2005 were $33.5 million, an increase of 70% versus net sales of $19.7 million in the third quarter of 2004.  This growth was generated internally and reflected strong net sales growth in each of ev3’s reportable business segments and geographic markets.  New products and an expansion of the ev3 world-wide sales and distribution organization were the important growth drivers.  Reported net sales for ev3 include the consolidated net sales of the company’s majority-owned subsidiary, Micro Therapeutics, Inc. (NASDAQ:  MTIX), an endovascular device company focused on neurovascular disease and disorders.

For the nine months ended October 2, 2005, ev3’s net sales were $92.7 million, an increase of 52% compared to net sales in the first nine months of 2004.  Sales growth in the first nine months of 2005 also was generated internally and reflected net sales growth in each of ev3’s reportable business segments and geographic markets.

James Corbett, President and CEO of ev3 Inc. and Chairman of the Board of MTI, commented, “We are extremely pleased that ev3’s third quarter net sales results reflected significant growth across all lines of the company’s cardio peripheral and neurovascular products globally.  ev3’s United States net sales benefited specifically from the launch of the Diver C.E. aspiration catheter in the cardio peripheral segment and the Onyx Embolic System in the neurovascular segment.”

Cost of goods sold as a percentage of net sales for the third quarter of 2005 decreased to 40.6% of sales from 47.5% in the third quarter of 2004.  ev3’s improvement in cost of goods sold as a percentage of net sales continues to reflect the benefits of increased production volumes, recently completed plant consolidations, in-house manufacturing of certain stent components, and other cost reduction initiatives.

The Company’s loss from operations of $21.9 million in the third quarter of 2005 represents a decrease of $4.8 million, or 18%, from the third quarter of 2004 when considering the $14.5 million gain realized in the third quarter of 2004 on the sale of certain intellectual property.  The as reported Q3 ‘04 loss from operations, including the above referenced gain, was $12.2 million.

ev3’s net loss attributable to common shareholders for the third quarter of 2005 was $20.5 million or $0.42 per common share, compared to $21.3 million or $8.35 per common share in the third quarter 2004. ev3’s net loss attributable to common shareholders for the first nine months of 2005 was $100.1 million or $4.99 per common share, compared to $86.7 million or $43.07 per common share for the first nine months of 2004.  ev3’s net loss attributable to common shareholders for the third quarter of 2004 and for the first nine months of 2004 was reduced by the $14.5 million gain noted above. Total weighted average common shares outstanding used in the per share calculations were 49,099,357 for the third quarter of 2005 and 2,547,809 for the third quarter of 2004. ev3’s operating expenses for the third quarter of 2005 included $1.4 million in stock-based compensation charges.

Corbett continued, “ev3’s third quarter operating loss narrowed to $21.9 million compared to $29.0 million in the second quarter of 2005, primarily due to operating expense reductions and improved operating leverage.  We expect our operating loss to continue to narrow in future quarters as our sales growth allows us to leverage our investments in our world-wide sales and marketing infrastructure, manufacturing capabilities and corporate general and administrative support.”

Proposal to Acquire Public Minority Stake in Micro Therapeutics, Inc.

As previously announced on October 10, 2005 ev3 delivered a proposal to Micro Therapeutics, Inc. (MTI) to acquire all of the outstanding shares of common stock of MTI that ev3 does not already own. ev3 currently owns approximately 70.2% of MTI’s outstanding common stock.  Under the terms of the proposal, ev3 would issue approximately 6.6 million new shares of its common stock, bringing ev3’s total pro forma outstanding shares to approximately 56 million.

Sales Review

By segment, ev3’s third quarter net sales of cardio peripheral products were $19.8 million, representing an increase of 65% versus the year-ago quarter, and net sales of neurovascular products were $13.7 million, representing an increase of 80% versus the year-ago quarter.  On a geographic basis, ev3’s third quarter United States net sales were $19.1 million, representing an increase of 87% versus the year-ago quarter, and third quarter international net sales were $14.4 million, representing an increase of 52% versus the year-ago quarter.

Outlook

ev3 expects its net sales in the fourth quarter and full year 2005 to be in the range of $38 to $42 million and $131 to $135 million, respectively.  ev3 also expects its quarterly operating loss to be reduced during the final quarter of 2005 as compared to its operating loss in the third quarter of 2005.

Earnings Call Information

ev3 will host a conference call today, October 27, 2005, beginning at 9:00 a.m. EDT to review its results of operations for the third quarter of 2005 and other recent events and to discuss its fourth quarter 2005 business outlook.  Discussions during the conference call may include forward-looking statements regarding such topics as, but not limited to, the company’s net sales, cost of goods sold, operating expenses, distribution arrangements, clinical studies, regulatory status, and financial position, and comments the company may make about its future in response to questions from participants on the conference call.  Any interested party may listen to the conference call through a live audio Internet broadcast at www.ev3.net.  For those unable to listen to the live broadcast, a playback of the webcast will be available at www.ev3.net for approximately one year. Those without Internet access may join the call from within the U.S. by dialing 866-250-3615; outside the U.S. dial 706-645-9291, pass code 8233174.  A playback of the conference call will be available from 11:00 p.m. EDT, October 27, 2005 until 6:00 p.m. EDT on November 26, 2005.

ev3 and the ev3 logo are trademarks of ev3 Inc., registered in the U.S. and other countries.

Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied.  Such potential risks and uncertainties relate, but are not limited, to, in no particular order:  product demand and market acceptance; the impact of competitive products and pricing; success of clinical testing; and the risks associated with ev3’s proposal to acquire the public minority stake in MTI, including the recommendation of the transaction by MTI’s special committee, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed on ev3 in connection with consummation of the transaction, and satisfaction of various conditions to the closing of the transaction.  More detailed information on these and additional factors which could affect ev3 Inc.’s operating and financial results are described in the company’s filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q.  ev3 Inc. urges all interested parties to read these reports to gain a better understanding of the many business and other risks that the company faces.  Additionally, ev3 Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It.  In connection with ev3’s proposed acquisition of the public minority stake in MTI, a registration statement on Form S-4, containing a prospectus, will be filed with the SEC.  MTI STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.  The final prospectus will be mailed to stockholders of MTI.  Investors and security holders will be able to obtain the registration statement containing the prospectus (and the filings with the SEC that will be incorporated by reference into such documents) free of charge at the SEC’s web site, www.sec.gov, and from ev3 Investor Relations at (763) 398-7000.

ev3 Inc.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the nine months ended
	October 2,	October 3,	October 2,	October 3,
	2005	2004	2005	2004

Net sales	$33,500	$19,654	$92,722	$60,803

Operating expenses
Cost of goods sold (a)	13,590	9,327	38,484	27,484
Sales, general and administrative (a)	30,666	24,003	94,823	71,960
Research and development (a)	8,436	10,577	30,653	30,320
Amortization of intangible assets	2,674	2,438	7,877	7,416
(Gain) loss on sale or disposal of assets, net	40	(14,514)	204	(14,495)
Acquired in-process research and development	—	—	868	—
Total operating expenses	55,406	31,831	172,909	122,685

Loss from operations	(21,906)	(12,177)	(80,187)	(61,882)

Other (income) expense:
Gain on sale of investments, net	—	—	(4,611)	(1,728)
Interest (income) expense, net	(953)	9,802	10,833	20,415
Minority interest in loss of subsidiary	(486)	(6,910)	(1,212)	(11,982)
Other (income) expense, net	(8)	213	2,912	319
Loss before income taxes	(20,459)	(15,282)	(88,109)	(68,906)

Income tax benefit	(2)	—	(61)	—

Net loss	(20,457)	(15,282)	(88,048)	(68,906)

Accretion of preferred membership units to redemption value	—	5,988	12,061	17,792

Net loss attributable to common shareholders	$(20,457)	$(21,270)	$(100,109)	$(86,698)

Net loss per common share attributed to common shareholders (basic and diluted) (b)	$(0.42)	$(8.35)	$(4.99)	$(43.07)

Weighted average common shares outstanding (b)	49,099,357	2,547,809	20,069,139	2,012,829

(a)Includes stock based compensation charges of:
Cost of goods sold	$198	$45	$445	$143
Sales, general and administrative	859	192	1,904	1,565
Research and development	295	179	729	577
	$1,352	$416	$3,078	$2,285

(b)Net loss per common share attributed to common shareholders and weighted average common shares outstanding reflect the June 21, 2005 1-for-6 reverse stock split for all periods presented.

ev3 Inc.

COMBINED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

(unaudited)

	October 2,	December 31,
	2005	2004

Assets
Current assets
Cash and cash equivalents	$94,762	$20,131
Short-term investments	12,010	—
Accounts receivable, less allowance of $3,342 and $2,694, respectively	23,132	18,956
Inventories	31,911	22,500
Prepaid expenses and other assets	5,784	4,576
Other receivables	949	2,446
Total current assets	168,548	68,609

Restricted cash	3,363	2,638
Property and equipment, net	15,816	9,130
Goodwill	94,456	94,514
Other intangible assets, net	28,511	31,851
Other assets	3,860	5,304
Total assets	$314,554	$212,046

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$10,967	$8,931
Accrued compensation and benefits	12,922	9,523
Accrued liabilities	12,110	13,821
Accrued acquisition consideration	—	3,750
Total current liabilities	35,999	36,025

Demand notes payable - related parties	—	299,453
Other long-term liabilities	482	702
Total liabilities	36,481	336,180

Commitments and contingencies	—	—

Class A preferred membership units: stated value $3.56; 24,040,718 units authorized; issued and outstanding: zero and 24,040,718, respectively	—	95,105
Class B preferred membership units: stated value $3.56; 41,077,336 units authorized; issued and outstanding: zero and 41,077,336, respectively	—	158,923

Minority interest	13,329	16,310

Stockholders’ equity (deficit)

Members’ capital	—	47,927
Common stock: $0.01 par value; 100,000,000 shares authorized; issued and outstanding: 49,147,954 and zero, respectively	491	—
Additional paid in capital	805,086	—
Accumulated deficit	(540,663)	(440,705)
Accumulated other comprehensive loss	(170)	(1,694)
Total stockholders’ equity (deficit)	264,744	(394,472)
Total liabilities and stockholders’ equity (deficit)	$314,554	$212,046

ev3 Inc.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except per share amounts)

(unaudited)

	For the nine months ended
	October 2,	October 3,
	2005	2004

Operating activities
Net loss	$(88,048)	$(68,906)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	10,790	10,416
Provision for bad debts	393	1,179
Provision for inventory obsolescence	1,775	1,416
Acquired in-process research and development	868	—
(Gain) loss on disposal of assets	217	(14,493)
Amortization of beneficial conversion feature and non-cash interest expense	—	6,778
Gain on sale of investment	(4,611)	(1,728)
Stock compensation expense	3,078	2,285
Minority interest in loss of subsidiary	(1,212)	(11,982)
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	(5,854)	(3,389)
Inventories	(11,318)	(7,050)
Prepaids and other assets	2,474	(5,424)
Accounts payable	3,012	389
Accrued expenses and other liabilities	1,984	2,710
Accrued interest on notes payable	12,156	13,660
Net cash used in operating activities	(74,296)	(74,139)

Investing activities
Purchase of short-term investments	(12,010)	—
Purchase of property and equipment	(9,913)	(2,033)
Purchase of patents and licenses	(1,150)	(1,094)
Proceeds from sale of assets	8	10,278
Proceeds from sale of investments	4,611	1,728
Acquisitions, net of cash acquired	(1,626)	(3,750)
Restricted cash	(527)	(208)
Other	840	—
Net cash (used in) provided by investing activities	(19,767)	4,921

Financing activities
Issuance of demand notes payable	49,100	59,314
Payments on demand notes payable	(36,475)	—
Proceeds from issuance of notes payable, net of costs	—	21,008
Proceeds from exercise of stock options	931	79
Proceeds from issuance of subsidiary stock to minority shareholders	294	178
Proceeds from initial public offering, net	154,946	—
Other	—	(1,187)
Net cash provided by financing activities	168,796	79,392

Effect of exchange rate changes on cash	(102)	(75)

Net increase in cash and cash equivalents	74,631	10,099
Cash and cash equivalents, beginning of year	20,131	23,625
Cash and cash equivalents, end of year	$94,762	$33,724

ev3 Inc.

SELECTED SALES INFORMATION

(Dollars in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the nine months ended
	October 2, 2005	October 3, 2004	October 2, 2005	October 3, 2004

SALES BY SEGMENT
Cardio Peripheral
Stents	$9,913	$4,772	$25,792	$14,777
Thrombectomy and embolic protection	2,949	1,748	9,410	5,683
Procedural support and other	6,981	5,528	20,690	17,320
Total Cardio Peripheral	19,843	12,048	55,892	37,780

Neurovascular
Embolic products	6,220	2,850	14,417	8,337
Neuro access and delivery products	7,437	4,756	22,413	14,686
Total Neurovascular	13,657	7,606	36,830	23,023
Total Company	$33,500	$19,654	$92,722	$60,803

	For the three months ended		For the nine months ended
	October 2, 2005	October 3, 2004	October 2, 2005	October 3, 2004
SALES BY GEOGRAPHY
United States	$19,081	$10,178	$49,141	$30,888
International	14,419	9,476	43,581	29,915
Total net sales	$33,500	$19,654	$92,722	$60,803

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